EXHIBIT 99.29

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release February 7, 2003 Symbol: ORZ.TSX

OREZONE RAISES $5 MILLION IN A BOUGHT DEAL FINANCING

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce that the Company has agreed to sell, to Canaccord Capital Corporation, as principal, on a bought deal underwritten basis, 10 million units by way of a private placement at a price of $0.40 per unit for gross proceeds of $4.0 million. In addition, the syndicate of underwriters (agents) led by Canaccord Capital Corporation and including Westwind Partners Inc. will have an over allotment option, exercisable at any time until the closing date, to acquire up to an additional 2.5 million units for additional gross proceeds of $1.0 million. Each unit will consist of one common share and one half common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $0.60 per common share for 18 months from the closing date. The agents will receive 6.5% cash commission and agents’ warrants for common shares equal to 6.5% of the units sold under the offering. The agents’ warrants will be exercisable at a price of $0.40 per share for a period of 12 months from the closing date. The securities issuable under the private placement are subject to a four month hold period from the closing date. Final approval by the regulatory authorities and the TSX are pending.

Proceeds from the placement will allow Orezone to significantly increase its exploration and definition drilling programs that are due to commence in one week’s time. Orezone intends to accelerate several of its advanced gold projects towards feasibility and development.

Orezone is focused on adding shareholder value through the exploration and development of advanced gold projects in West Africa.

This news release is not for dissemination in the United Sates and does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information please contact:
Ron Little, President
OREZONE RESOURCES INC.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
email: info@orezone.com website:   www.orezone.com